September 30, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Letter September 23, 2014

Form S-1/A

Filed September 9, 2014

File No. 333-195060

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated September 23, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its S-1/A on September 9, 2014.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1.We note your response to comment 1 in our letter dated September 4, 2014. Please confirm your understanding that Mr. Abe cannot engage in the activities set forth in Rule 3a4-1(a)(4)(iii)(A) and revise your disclosure to more clearly articulate the activities in which Mr. Abe cannot engage. In this regard, we note your disclosure in the fourth paragraph on page 21 which states that Mr. Abe may prepare written communications “provided, however, that the content of such communication is approved by a partner, officer or director of the issuer.” However, it appears that Mr. Abe would not have the ability to gain approval for any communications prepared in reliance on Rule 3a4- 1(a)(4)(iii)(A), as Mr. Abe is your sole officer and director. Please also revise your prospectus cover page, your risk factor on page 15, and your Use of Proceeds section on page 18 to state explicitly that such limitations on Mr. Abe’s participation may severely limit your ability to sell shares as part of the direct offering.

COMPANY RESPONSE

All of the above has been amended or reconciled.

Since the last filing the Company has elected Shunji Fukumoto as Secretary of the Company making it possible for Mr. Abe to provide written communications with approval from Mr. Fukumoto. An 8-K has been filed regarding the appointment. Therefore we did not see it necessary to confirm our understanding that Mr. Abe cannot engage in the activities set forth in Rule 3a4-1(a)(4)(iii)(A) as Mr. Abe will now be able to engage in such activity of written communication with written approval by another officer. It should however, be noted Mr. Fukumoto is not to be classified as an “Executive Officer” therefore certain aspects of the Registration Statement were not amended as they only called for information regarding “Executive Officers”.

The S-1 is amended on page 17 however, to include Shunji Fukumoto as an employee of the Company. All places that it was stated Mr. Abe is the sole officer have been amended or deleted to imply that he is not the sole officer of the Company. We have also revised the prospectus cover page (page 3), risk factor (page 15) use of proceeds (page 18) and plan of distribution (page 21) to state that such limitations on Mr. Abe’s participation may severely limit the ability of investors to sell shares as part of the direct offering. On each respective page previously mentioned it was also added that: “It should be noted that Mr. Abe will only be able to utilize written communication should he have written approval of another officer of the Company. In this case he will need to acquire the permission of the Company’s only other Officer, Secretary Shunji Fukumoto.”

2. Please note that the age of the financial statements does not satisfy the requirements of Rule 3-12(a) of Regulation S-X. Please update your financial statements and related disclosures, as necessary, to comply with this Rule through the effective date of your filing. Please also file an updated auditor’s consent.

COMPANY RESPONSE

We have included updated financials, disclosures, and consents. “Summary of our Financial Information” and “Managements Discussion and Analysis” has been amended appropriately as well.

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 30, 2014

/s/ Hajime Abe

President & CEO